 Exhibit 99.1

Golden Star Announces Appointment of Gil Clausen to Board of Directors

TORONTO, July 18, 2016 /CNW/ - Golden Star Resources Ltd. ("Golden Star" or the "Company") is pleased to announce that Gil Clausen is joining the Company's Board of Directors, with immediate effect.

Mr. Clausen is the President of a division of Yamana Gold Inc., and former President, Chief Executive Officer and Director of Augusta Resource Corporation.  He also serves as an independent director of Plata Latina Minerals Corporation. With over 30 years of executive, financial, developmental and operational industry experience, Mr. Clausen has been responsible for executing growth strategies for mining companies on a range of continents and across a variety of commodities.  He is a Professional Engineer and holds a Bachelor's degree and a Master's degree, each in Mining Engineering from Queens University, Canada. He is also a graduate of a Queen's University executive business program.

Tim Baker, Chairman of Golden Star, commented:

"I am pleased to welcome Gil Clausen to Golden Star's Board of Directors.  He brings solid operational and technical experience through his background in mining engineering, in addition to his wealth of corporate experience gained in senior roles with a number of large mining companies.  He has a proven track record of delivering strong financial gains for shareholders and offers comprehensive knowledge of board governance, operations, corporate and project finance, strategic planning and investor relations.  I look forward to working closely with Gil as Golden Star continues on its path to become a high grade, low cost gold producer."

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 10:00e 18-JUL-16